Norton Rose Fulbright US LLP
September 26, 2017	98 San Jacinto Blvd, Suite 1100
Austin, TX 78701-4255
VIA EDGAR	United States

Securities and Exchange Commission	Tel +1 512 474 5201
Division of Corporation Finance	Fax +1 512 536 4598
100 F Street, N.E.	nortonrosefulbright.com
Washington, D.C. 20549

Attn:        Michael Clampitt, Senior Counsel

Office of Financial Services

Re:                             CBTX, Inc. (formerly known as CBFH, Inc.)
Draft Registration Statement on Form S-1
Submitted August 14, 2017
CIK No. 0001473844

Ladies and Gentlemen:

On behalf of CBTX, Inc., a Texas corporation formerly known as CBFH, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2017 with respect to the Company’s Draft Registration Statement on Form S-1, which was confidentially submitted to the Commission on August 14, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting to the Commission on a confidential basis an amendment to the Registration Statement (the “Amended Registration Statement”).  For your reference, copies of this letter, along with both clean copies of the Amended Registration Statement and copies marked to show all changes from the initial draft of the Registration Statement, are being delivered to the Staff under separate cover.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response. All references to page numbers and captions correspond to Amended Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, neither the Company nor anyone authorized to act on the Company’s behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company presents any written communications to potential

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

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investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of any such written communications.

2.                                      Please include a recent developments section assessing the effects of Hurricane Harvey on your future financial condition, results of operations and cash flows. As appropriate, please provide updated and quantified disclosure throughout the prospectus related to the hurricane (e.g., the risk factors section).

In response to the Staff’s comment, the Company has revised the Amended Registration Statement as requested.  Please see the disclosure of recent developments concerning Hurricane Harvey beginning on page 8 and a discussion of the effects of Hurricane Harvey beginning on page 79.  We have also updated the risk factors on pages 17, 18, 23, 24, 25 and 26 in connection with effects of Hurricane Harvey.

Capitalization, page 54

3.                                      Please revise the number of common shares issued as of March 31, 2017 to be 11,485,752, consistent with the amount presented in the Condensed Consolidated Balance Sheets (Unaudited) appearing on page F-2.

In response to the Staff’s comment, the Company has revised pages 56 and F-2 to reflect the Company’s 2-for-1 stock split disclosed in the Amended Registration Statement and to make the number of common shares issued and outstanding as of June 30, 2017 consistent.

Financial Statements

Note 5: Allowance For Loan Losses

Loan Impairment Assessment, pages F-25 — F-26

Note 6: Allowance For Loan Losses

Recorded Investment in Impaired Loans and Related Allowance, pages F-86 — F-87

4.                                      Please provide the disclosures required by ASC 310-10-50-15 (c) 2.

In response to the Staff’s comment, the Company has revised page F-25 for the interim periods presented and page F-88 for the annual periods presented as requested.

Note 6: Allowance For Loan Losses, page F-82

5.                                      Please revise the analysis of the activity in the allowance for loan losses for the year ended December 31, 2016 to reflect the balance at beginning of year and the balance at end of year consistent with the amounts presented on the face of the consolidated balance sheets appearing on page F-51.

In response to the Staff’s comment, the Company has revised page F-83 as requested.

*****

Please do not hesitate to contact me by telephone at (512) 536-2460 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Justin Long

Justin Long
of Norton Rose Fulbright US LLP

cc:                                David Lin, Esq., Securities and Exchange Commission

Robert R. Franklin, Jr., CBTX, Inc.

Michael Reed, Esq., Covington & Burling LLP